Exhibit (a)(5)(G)

Warburg Pincus Successfully Completes Tender Offer for Ordinary Shares of Cyren Ltd.

(NASDAQ: CYRN)

New York, NY and Tel Aviv, Israel, December 24, 2017 –Warburg Pincus announced today that it has successfully completed its previously announced tender offer to purchase 31,265,358 ordinary shares of Cyren Ltd. (“Cyren”) with a nominal value of NIS 0.15 per share (“Cyren Shares”) at $2.50 per share, net to the seller in cash, less any required withholding taxes and without interest. The tender offer, which commenced on November 20, 2017, expired on December 24, 2017 at 10:00 a.m., New York time, or 5:00 p.m. Israel time.

WP XII Investments B.V., an entity controlled by funds affiliated with Warburg Pincus, was advised by the depositaries for the offer that, as of the final expiration date of the tender offer, a total of 16,980,779 Cyren Shares were validly tendered pursuant to the offer, representing approximately 30% of Cyren Shares on a partially diluted basis (assuming the exercise of “in-the-money” options and conversion of Cyren’s convertible notes).

Payment for the Cyren Shares accepted will be made promptly through American Stock Transfer & Trust Company, LLC and Israel Brokerage & Investments I.B.I Ltd., the depositaries for the tender offer.

After payment for the Cyren Shares tendered in the offer and accepted for payment, Warburg Pincus will beneficially own 27,576,300 Cyren Shares, representing approximately 49% of Cyren Shares on a partially diluted basis (assuming the exercise of “in-the-money” options and conversion of Cyren’s convertible notes) or approximately 52% of the outstanding Cyren Shares (assuming conversion of Cyren’s convertible notes).

Forward-Looking Statements: This press release contains forward-looking statements, including expectations regarding Warburg Pincus’ beneficial ownership of Cyren Shares after payment for the Cyren Shares tendered in the offer and accepted for payment. For example, statements in the future tense, and statements including words such as “expect,” “plan,” “estimate,” “anticipate,” or “believe” are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them (except as required by law). The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including, business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products.

About Warburg Pincus: Warburg Pincus LLC is a leading global private equity firm focused on growth investing. The firm has more than US$44 billion in private equity assets under management. The firm’s active portfolio of more than 150 companies is highly diversified by stage, sector, and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 17 private equity funds, which have invested more than US$60 billion in over 800 companies in more than 40 countries. The firm is headquartered in New York with offices in Amsterdam, Beijing, Hong Kong, Houston, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai, and Singapore. For more information, please visit www.warburgpincus.com.

Warburg Pincus Contact:

Mary Zimmerman

+1.212.878.9207